SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of July, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Intention to Sell Part of Delta Lloyd

NOT FOR PUBLICATION OR DISTRIBUTION IN THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

5 July 2012

Aviva announces intention to increase size of the sale of part of its shareholding in Delta Lloyd

● Aviva announced earlier today the disposal of up to 25 million shares in Delta Lloyd's issued ordinary share capital, by way of an accelerated book built offering

● Due to favourable investor demand, Aviva has decided to increase the size of its disposal, to up to 37 million shares

● In addition, Aviva will commit to a longer lock-up than previously announced, and will now undertake not to dispose of more Delta Lloyd shares outside the Aviva group for a period of 180 days

● The larger disposal will accelerate Aviva's strategy of narrowing focus on fewer business segments and building financial strength

● The accelerated book build is expected to end tomorrow morning, 6 July

Aviva plc ("Aviva") announces that it intends to increase the size of the sale of part of its shareholding in Delta Lloyd NV ("Delta Lloyd"). The partial disposal of these shares will be through a private placement to qualified institutional investors (the "Offering").

The Offering is now expected to comprise up to approximately 37 million Delta Lloyd ordinary shares, subject to investor demand, equivalent to up to 21% of Delta Lloyd's issued ordinary share capital (including treasury shares) and up to 20% of Delta Lloyd's voting rights. The offer price is being determined by means of an accelerated book built offering process.

A further announcement will be made following completion of the book-build and pricing of the Offering.

If all the Delta Lloyd ordinary shares available in the Offering are sold, Aviva's remaining stake would comprise approximately 34 million Delta Lloyd ordinary shares, equivalent to just below 20% of Delta Lloyd's issued ordinary share capital (including treasury shares) and 19% of Delta Lloyd's voting rights.

Aviva has entered into a placing agreement with Morgan Stanley and Goldman Sachs to act as joint bookrunners and placing agents in relation to the Offering. The placing agreement contains customary termination rights in favour of the placing agents.  Aviva has undertaken not to dispose of any further Delta Lloyd shares to a person outside the Aviva group without the consent of the joint bookrunners and placing agents for a period of 180 days following completion, subject to certain limited exceptions.

Enquiries:

Media
Nigel Prideaux                                                                         +44 (0)20 7662 0215
Andrew Reid                                                                           +44 (0)20 7662 3131

Analysts
Charles Barrows                                                                     +44 (0)20 7662 8115

Notes to editors:

Background on Aviva's investment in Delta Lloyd
▪ Prior to November 2009, Delta Lloyd's entire issued ordinary share capital (and 92% of Delta Lloyd's voting rights) was owned by CGU International Holdings B.V., a wholly owned subsidiary of Aviva.

▪ In November 2009, Aviva completed the successful initial public offering ("IPO") and partial sale of its shareholding in Delta Lloyd on NYSE Euronext Amsterdam, pursuant to which Aviva disposed of a 41.1% interest in the ordinary share capital of Delta Lloyd.

▪ In May 2011, Aviva carried out a further partial sale of its indirect shareholding in Delta Lloyd pursuant to which Aviva disposed of approximately 15% of the issued ordinary share capital of Delta Lloyd.

▪ Prior to the Offering, Aviva indirectly owns 71,488,795 Delta Lloyd ordinary shares, equivalent to 41.3% of Delta Lloyd's issued ordinary share capital (including treasury shares) and 38.7% of Delta Lloyd's voting rights.

About Delta Lloyd

▪ The Delta Lloyd Group is a financial services provider offering life insurance, general insurance, asset management and banking products and services.

▪ In 2011, Delta Lloyd contributed to Aviva IFRS operating profit of £348 million and IFRS loss before tax of £596 million, and, as at 31 December 2011, IFRS net assets of £776 million. Delta Lloyd's target markets are the Netherlands and Belgium. The Delta Lloyd Group operates primarily under the brand names of Delta Lloyd, OHRA and ABN AMRO Insurance in the Netherlands, and under the Delta Lloyd name in Belgium.

About Aviva

▪ Aviva is a leading provider of life and pension products in Europe (including the UK) with substantial positions in other markets around the world.

▪ Aviva's principal business activities are long-term savings, fund management and general insurance, with worldwide total sales* of £41 billion and funds under management of £337 billion at 31 December 2011.

This announcement does not constitute a prospectus or an offer or invitation to purchase securities.

This announcement is only addressed to, and directed at, persons in member states of the European Economic Area ("EEA") who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) as amended by the 2010 PD Amending Directive (Directive 2010/73/EU), as and to the extent implemented in the relevant EEA member state, and any relevant implementing measure in the relevant member state ("Qualified Investors"). In the United Kingdom, this announcement is not being distributed by, nor has it been approved for the purposes of section 21 of FSMA by, a person authorised under Financial Services and Markets Act 2000. This announcement is directed only at, Qualified Investors (i) who are persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), or (ii) persons who are high net worth entities falling within Article 49(2) of the Order, and other persons to whom it may lawfully be communicated ("relevant persons"). Under no circumstances should persons who are not relevant persons rely or act upon the contents of this announcement. Any investment or investment activity to which this announcement relates in the United Kingdom is available only to, and will be engaged only with, relevant persons.

These materials are not an offer of securities for sale into the United States. The securities to which these materials relate have not been registered under the US Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an exemption from, or in a transaction not subject to, registration under the Securities Act, including pursuant to the private offering exemption provided by Section 4(2) of the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. There will be no public offering of the securities in the United States.

The Offering and the distribution of this announcement and other information in connection with the Offering in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. The price and value of the Delta Lloyd shares may go up as well as down. Persons needing advice should contact a professional adviser. Past performance cannot be relied upon as a guide to future performance.

Morgan Stanley & Co. International plc ("Morgan Stanley"), which is authorised and regulated by the Financial Services Authority, is acting for Aviva and for no one else in connection with the Offering and will not be responsible to anyone other than Aviva for providing the protections afforded to customers of Morgan Stanley or for affording advice in relation to the Offering, the contents of this announcement or any transaction, arrangement or other matter referred to in this announcement.  Morgan Stanley may participate in the Offering on a proprietary basis.

Goldman Sachs International ("Goldman Sachs"), which is authorised and regulated by the Financial Services Authority, is acting for Aviva and for no one else in connection with the Offering and will not be responsible to anyone other than Aviva for providing the protections afforded to customers of Goldman Sachs or for affording advice in relation to the Offering, the contents of this announcement or any transaction, arrangement or other matter referred to in this announcement.  Goldman Sachs may participate in the Offering on a proprietary basis.

This announcement has been issued by and is the sole responsibility of Aviva. Apart from the responsibilities and liabilities, if any, that may be imposed on Morgan Stanley and Goldman Sachs by the Financial Services and Markets Act 2000, Morgan Stanley and Goldman Sachs do not accept any responsibility whatsoever and makes no representation or warranty, express or implied, for the contents of this announcement, including its accuracy, completeness or verification or for any other statement made or purported to be made by Aviva, or on Aviva's behalf, or by Morgan Stanley or Goldman Sachs, or on Morgan Stanley's or Goldman
Sachs' behalf, in connection with Aviva or the Offering, and nothing in this announcement is or shall be relied upon as a promise or representation in this respect, whether as to the past or future. Morgan Stanley and Goldman Sachs accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability, whether arising in tort, contract or otherwise, which they might otherwise have in respect of this document and any such statement.

Cautionary statements:

This announcement contains, and Aviva may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes these factors include, but are not limited to: the impact of difficult conditions in the global capital markets and the economy generally; the impact of new government initiatives related to the financial crisis; defaults in the group's bond, mortgage and structured credit portfolios; the impact of volatility in the equity, capital and credit markets on the group's profitability and ability to access capital and credit; changes in general economic conditions, including foreign currency exchange rates, interest rates and other factors that could affect the group's profitability; risks associated with arrangements with third parties, including joint ventures; inability of reinsurers to meet obligations or unavailability of reinsurance coverage; a decline in the group's ratings with Standard & Poor's, Moody's, Fitch and A.M. Best; increased competition in the U.K. and in other countries where the group has significant operations; changes in assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; a cyclical downturn of the insurance industry; changes in local political, regulatory and economic conditions, business risks and challenges which may impact demand for the group's products, the group's investment portfolio and credit quality of counterparties; the impact of actual experience differing from estimates on amortisation of deferred acquisition costs and acquired value of in-force business; the impact of recognising an impairment of the group's goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of various legal proceedings and regulatory investigations; the impact of operational risks; the loss of key personnel; the impact of catastrophic events on the group's results; changes in government regulations or tax laws in jurisdictions where we conduct business; funding risks associated with the group's pension schemes; the effect of undisclosed liabilities, integration issues and other risks associated with the group's acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries.

For a more detailed description of these risks, uncertainties and other factors, please see "Risk Factors" and "Performance Review -- Financial and Operating Performance" in Aviva's 2011 Annual Report and Accounts. Aviva undertakes no obligation to update the forward-looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this announcement are current only as of the date on which such statements are made.

- ends -

* Based on 2011 published life and pensions PVNBP on a MCEV basis, total investment sales and general insurance and health net written premiums, including share of associates' premiums excluding Delta Lloyd as an associate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 05 July, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary